UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

  SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Allakos Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

01671P100

(CUSIP Number)

Larry Randall

Alta Partners

115 W Snow King Ave, Suite 101B

Jackson, WY 83001
(415) 362–4022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01671P100	Page 2 of 12

1.	Names of Reporting Persons Alta Partners VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 01671P100	Page 3 of 12

1.	Names of Reporting Persons Alta Partners NextGen Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,546,147 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,546,147 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,546,147 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Alta Partners NextGen Fund I, L.P. (“APNG I”) has sole voting and dispositive control over 2,546,147 shares of Common Stock, except that Alta Partners NextGen Fund I Management, LLC (“APNG I Management”), the general partner of APNG I, and Robert More (“More”), Peter Hudson (“Hudson”) and Daniel Janney (“Janney”), managing directors of APNG I Management, may be deemed to share dispositive and voting power over such stock.

(2)	This percentage is calculated based upon 86,917,706 outstanding shares of Common Stock as of August 4, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 01671P100	Page 4 of 12

1.	Names of Reporting Persons Alta Partners Management VIII, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 01671P100	Page 5 of 12

1.	Names of Reporting Persons Alta Partners NextGen Fund I Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,546,147 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,546,147 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,546,147 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	APNG I Management is the general partner of APNG I and shares voting and dispositive power over the shares of Common Stock held by APNG I.

(2)	This percentage is calculated based upon 86,917,706 outstanding shares of Common Stock as of August 4, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 01671P100	Page 6 of 12

1.	Names of Reporting Persons Daniel Janney
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 491,808 (1)
	8.	Shared Voting Power 2,546,147 (2)
	9.	Sole Dispositive Power 491,808 (1)
	10.	Shared Dispositive Power 2,546,147 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,037,955 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 168,590 shares issuable within 60 days upon the exercise of a stock option held by Janney.

(2)	Janney is a managing director of APNG I Management and may be deemed to share voting and dispositive control over the shares of Common Stock held by APNG I. Janney serves as a director on the Issuer’s board of directors.

(c)	This percentage is calculated based upon the sum of (i) 86,917,706 outstanding shares of Common Stock as of August 4, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2023; and (ii) 168,590 shares issuable within 60 days upon the exercise of stock options held by Janney.

CUSIP No. 01671P100	Page 7 of 12

1.	Names of Reporting Persons Guy Nohra
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 102,426
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 102,426
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,426
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	This percentage is calculated based upon 86,917,706 outstanding shares of Common Stock as of August 4, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 01671P100	Page 8 of 12

1.	Names of Reporting Persons Robert More
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,546,147 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,546,147 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,546,147 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	More is a managing director of APNG I Management and may be deemed to share voting and dispositive control over the shares of Common Stock held by APNG I.

(2)	This percentage is calculated based upon 86,917,706 outstanding shares of Common Stock as of August 4, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 01671P100	Page 9 of 12

1.	Names of Reporting Persons Peter Hudson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,000
	8.	Shared Voting Power 2,546,147 (1)
	9.	Sole Dispositive Power 8,000
	10.	Shared Dispositive Power 2,546,147 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,554,147 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Hudson is a managing director of APNG I Management and may be deemed to share voting and dispositive control over the shares of Common Stock held by APNG I.

(2)	This percentage is calculated based upon 86,917,706 outstanding shares of Common Stock as of August 4, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2023.

Introductory Note:

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed as an amendment to the statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Allakos, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on August 2, 2018, as amended on January 28, 2020 and January 6, 2021 (as amended, the “Original Schedule 13D”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 2.	Identity and Background

Item 2(b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(b)	The principal business and principal business office of the Reporting Persons is 115 W Snow King Ave, Suite 101B, Jackson, WY 83001.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraphs to the end thereof:

On August 16, 2023, in connection with the winding down of its operations, AP VIII made a final distribution in kind of 6,448,053 shares of Common Stock, without consideration, to its partners. APM VIII received 1,463,378 shares of Common Stock from AP VIII. Immediately upon receipt of such shares, APM VIII distributed all 1,463,378 shares of Common Stock in kind, without consideration, to its members.

By virtue of the foregoing distributions, the individual Reporting Persons received shares of Common Stock as set forth below:

Reporting Person	Number of Shares Received
Daniel Janney	266,925
Guy Nohra	102,426

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) – (b)	The following information with respect to the ownership of the Common Stock of the Issuer by the Filing Persons is provided as of the date of this filing:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (1)

AP VIII	0	0	0	0	0	0	0.0%

APNG I	2,546,147	2,546,147	0	2,546,147	0	2,546,147	2.9%

APM VIII	0	0	0	0	0	0	0.0%

APNG I Management (2)	0	0	2,546,147	0	2,546,147	2,546,147	2.9%

Janney (3)(4)	491,808	491,808	2,546,147	491,808	2,546,147	3,037,955	3.5%

Nohra	102,426	102,426	0	102,426	0	102,426	0.1%

More (3)	0	0	2,546,147	0	2,546,147	2,546,147	2.9%

Hudson (3)	8,000	8,000	2,546,147	8,000	2,546,147	2,554,147	2.9%

(1)	This percentage is calculated based upon the sum of (i) 86,917,706 outstanding shares of Common Stock as of August 4, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2023 and (ii) shares issuable upon exercise of stock options within 60 days of August 18, 2023, as applicable.

(2)	Consists of securities held by APNG I. APNG I Management is the general partner of APNG I.

(3)	Includes securities held by APNG I. The Reporting Person is a managing director of APNG I Management and may be deemed to share the power to vote and dispose of the securities held by APNG I.

(4)	Includes shares issuable upon exercise of stock options within 60 days of Augsut 18, 2023.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on August 16, 2023.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2023

Alta Partners VIII, L.P.

By:	Alta Partners Management VIII, LLC
its	General Partner

By:	/s/ Daniel Janney
Name: Daniel Janney
Title: Managing Director

Alta Partners Management VIII, LLC

By:	/s/ Daniel S. Janney
Name: Daniel S. Janney
Title: Managing Director

Alta Partners NextGen Fund I, L.P.

By:	Alta Partners NextGen Fund I Management, LLC
its	General Partner

By:	/s/ Daniel Janney
Name: Daniel Janney
Title: Managing Director

Alta Partners NextGen Fund I Management, LLC

By:	/s/ Daniel Janney
Name: Daniel Janney
Title: Managing Director

/s/ Daniel Janney
Daniel S. Janney

/s/ Guy Nohra
Guy Nohra

/s/ Robert More
Robert More

/s/ Peter Hudson
Peter Hudson